Exhibit 99.1
CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
November 9, 2010
BASIS OF PRESENTATION
This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the audited consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2010, 2009, and 2008. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 28 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.
The following are the three primary objectives of this MD&A:
•	Provide a narrative explanation of the consolidated financial statements through the eyes of management;

•	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:
Corporate Overview — includes a description of our business and how we generate revenue as well as the markets in which we operate. In addition, we also summarize significant developments and certain financial highlights for the year;
Financial Review — discusses year-over-year changes to operating results for the years ended September 30, 2010, 2009, 2008, and quarters ended September 30, 2010 and 2009, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market;
Liquidity and Capital Resources — discusses changes in cash flows from operating, investing and financing activities and describes the Company’s liquidity and available capital resources; and
Critical Accounting Estimates, Future Accounting Changes, and Risks and Uncertainties — explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. In addition, we provided an update on the status of the International Financial Reporting Standards (“IFRS”) changeover project. We have also included a discussion of the risks affecting our business activities and what may be the impact if these risks are realized.
CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
MATERIALITY OF DISCLOSURES
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.
FORWARD-LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.
NON-GAAP MEASURES
The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:
1.	Earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”); and

6.	Net Debt to Capitalization ratio.
Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.
A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 21. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 10 and 11. A discussion of net debt to capitalization, ROIC, ROE and DSO can be found on page 28.
CGI GROUP INC.

CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
RESTATEMENT OF PRIOR PERIODS
As of the first quarter of fiscal 2010, CGI adopted Section 1602, “Non-Controlling Interests” retrospectively. This MD&A reflects the impacts of these restatements on the consolidated financial statements for the years ended September 30, 2010, 2009, and 2008. Please refer to Note 2 of our consolidated financial statements for further details.
Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Table of Contents

CORPORATE OVERVIEW	6

About CGI	6
Vision and Strategy	6
Competitive Environment	7

2010 HIGHLIGHTS	8

Acquisition of Stanley Inc.	8

SHARE REPURCHASE PROGRAM	9

OVERVIEW OF FISCAL YEAR 2010	10

Key Performance Measures	10
Selected Annual Information	11
Financial Review	12
Bookings and Book-to-Bill Ratio	12
Foreign Exchange	14
Revenue Distribution	15
Client Concentration	15
Revenue Variation and Revenue by Segment	16
Operating Expenses	18
Adjusted EBIT by Segment	19
Earnings from Continuing Operations before Income Taxes	21
Net Earnings	23

LIQUIDITY	24

Cash Provided by Continuing Operating Activities	24
Cash Used in Continuing Investing Activities	24
Cash Used in Continuing Financing Activities	25
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents from Continuing Operations	26

CONTRACTUAL OBLIGATIONS	26

CAPITAL RESOURCES	26

FINANCIAL INSTRUMENTS AND HEDGES	27

SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES	28

OFF-BALANCE SHEET FINANCING AND GUARANTEES	28

CAPABILITY TO DELIVER RESULTS	29

RELATED PARTY TRANSACTIONS	29

JOINT VENTURE: SUPPLEMENTARY INFORMATION	30

FOURTH QUARTER RESULTS	30

Revenue Variation and Revenue by Segment	30
Adjusted EBIT by Segment	32
Net Earnings	33
Summary of Quarterly Results	34
Quarterly Variances	34

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	35

CHANGES IN ACCOUNTING POLICIES	35

CRITICAL ACCOUNTING ESTIMATES	36

FUTURE ACCOUNTING CHANGES	38
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010

EIC 175	38
International Financial Reporting Standards	39

RISKS AND UNCERTAINTIES	44

Risks Related to the Market	44
Risks Related to our Industry	44
Risks Related to our Business	45

INTEGRITY OF DISCLOSURE	49

LEGAL PROCEEDINGS	50
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
CORPORATE OVERVIEW
About CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a flexible, cost efficient delivery model. CGI and its affiliated companies have approximately 31,000 professionals across the globe. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:
•	Consulting — CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration — CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•	Management of IT and business functions (“outsourcing”) — Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.
CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing.
Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax management, claims auditing and fraud detection, and energy management.
We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and maintained the International Organization for Standardization (“ISO”) quality program. We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of our revenue was generated by business units having successfully obtained certification.
Our operations are managed in three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, the United States and India (“U.S.”), and Europe and Asia Pacific (“Europe”). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centres of excellence.
Vision and Strategy
Most companies begin with a business vision, but CGI began with a dream: to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow. Our build and buy strategy is refined
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
through a four-pillar growth strategy that combines organic growth and acquisitions. CGI has been and will continue to be a consolidator in the IT services industry.
The first two pillars of our strategy focus on organic growth. The first focuses on smaller contract wins, renewals and extensions. The second involves the pursuit of new large, long-term outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass.
The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.
The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.
Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth target markets are the U.S. and Europe.
Competitive Environment
As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing to deliver some or all of the services we provide.
Recent mergers and acquisition activity has resulted in CGI being positioned as one of the few remaining IT services firms that operates independently of any hardware or software vendor. Our independence allows CGI to deliver the best-suited technology available globally to our clients.
CGI offers its end-to-end services to a select set of targeted vertical markets (“verticals”) in which we have deep business and technical expertise covering 90% of global IT spend. These verticals are: government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing. To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required.
Our client proximity metro markets business model combined with our global delivery model results in highly responsive and cost competitive delivery. CGI’s global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that caters to their strategic and cost requirements. CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI’s business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.
There are many factors involved in winning and retaining IT and BPS contracts in today’s global market, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favourably with its competition with respect to all of these factors.
In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering the majority of global IT spending; a unique global delivery model, which includes industry leading delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity business model. Based on this value proposition and CGI’s growing critical mass in our three main markets—Canada, the U.S. and Europe, collectively covering
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
approximately 70% of global IT spending—we are in a position to compete effectively on an international scale and win large contracts.
2010 HIGHLIGHTS
As a result of the restructuring initiatives implemented in 2009, we have positioned ourselves to compete strategically and seize opportunities as our economy emerges from the recession. Over the year, we returned to positive constant currency growth, enjoyed record high earnings margins, and continued to improve on our key indicators. Clients slowly regained confidence in the economy and have increased their willingness to reinvest in their IT initiatives. On the buy side of our strategy, we acquired Stanley, Inc. (“Stanley”) to expand our U.S. presence and to give CGI an entry into the U.S. federal defence market. Highlights for the year are:
•	Bookings of $4.6 billion;

•	Book-to-bill ratio of 124%;

•	Constant currency growth of 3.4%;

•	Adjusted EBIT margin remained strong at 13.7%;

•	Basic and diluted EPS from continuing operations grew by 23.3% and 21.6% respectively;

•	Return on equity reached 16.4%;

•	Return on invest capital remains high at 16.3%;

•	Cash provided by continuing operating activities remained strong, representing 14.8% of revenue; and

•	Repurchased 35.6 million Class A shares of the Company.
Acquisition of Stanley Inc.
On May 7, 2010, CGI announced a definitive merger agreement with Stanley, a provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies. CGI commenced the cash tender offer to acquire all of Stanley’s outstanding shares of common stock at US$37.50 per share. On August 17, 2010, CGI completed its cash tender offer which was funded from CGI’s cash on hand and existing credit facilities. Total cash consideration for this transaction was $923.2 million. In line with our fourth pillar of strategic growth, Stanley’s operations will increase our scale and our capabilities to serve the U.S. federal government, expanding our offering into the defense and intelligence space.
Our results for the year incorporate the operations of Stanley subsequent to August 17, 2010. Since the completion of the transaction, we have focused on the integration of Stanley into CGI and to date, $20.9 million of acquisition-related and integration costs have been incurred. We expect approximately $5.4 million to be incurred over the next fiscal year. To date, on a run-rate basis, approximately 87% or $23.4 million of our annual synergy target has been realized with the remainder expected to be achieved in the next nine months. The Company expects to realize an earnings per share accretion rate of approximately 15% to 20% for this transaction over the next 12 to 24 months.
Capital Stock and Options Outstanding (as at November 3, 2010)
238,053,130 Class A subordinate shares
33,608,159 Class B shares
32,620,501 options to purchase Class A subordinate shares
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
FY 2010 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote — GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote — GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)
Open:	12.50
High:	16.80
Low:	12.07
Close:	15.49
Canadian average daily trading volumes:	1,339,325

NYSE	(US$)
Open:	11.66
High:	16.40
Low:	11.11
Close:	15.03
U.S. average daily trading volumes:	194,369
Includes the average daily volumes of both the TSX and Alternative Trading Systems.
Stock Performance
CGI Stock Prices (TSX) for Fiscal 2010
SHARE REPURCHASE PROGRAM
On January 27, 2010, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The NCIB enables CGI to purchase, on the open market, up to 25,151,058 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2010 and ending on the earlier of February 8, 2011, or the date on which the Company has either acquired the maximum number of Class A shares allowable under the NCIB, or elects to terminate the NCIB.
During fiscal year 2010, the Company repurchased 35,602,085 of its Class A subordinate shares for $516.7 million at an average price including commissions of $14.51, under the current and previous NCIB. As at September 30, 2010, the Company may purchase up to an additional 7.0 million shares under the current NCIB.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
OVERVIEW OF FISCAL YEAR 2010
Key Performance Measures
We use a combination of financial measures, ratios, and non-GAAP measures to assess our company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability	•	Adjusted EBIT — is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related costs and income taxes (see definition on page 2). Management believes this best reflects the profitability of our operations.

	•	Diluted earnings per share from continuing operations attributable to shareholders of CGI — is a measure of earnings generated for shareholders on a per share basis, assuming all in-the-money options outstanding are exercised.

Liquidity	•	Cash provided by continuing operating activities — is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

	•	Days sales outstanding — is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to maintaining a DSO below its 45-day target.

Growth	•	Constant currency growth — is a measure of revenue growth before foreign currency impacts. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to better understand trends in the business.

	•	Backlog — represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

	•	Book-to-Bill ratio — is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•	Net Debt to Capitalization ratio — is a measure of our level of financial leverage net of our cash and cash equivalents and short-term investment position. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

	•	Return on Equity — is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

	•	Return on Invested Capital — is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Selected Annual Information

As at and for the years ended September 30				Change	Change
(in thousands of dollars unless otherwise noted)	2010	2009	2008	2010/2009	2009/2008
Growth
Backlog[1] (in millions of dollars)	13,320	10,893	11,645	22.3%	-6.5%
Bookings (in millions of dollars)	4,643	4,059	4,145	14.4%	-2.1%
Book-to-bill ratio	124%	106%	112%
Revenue	3,732,117	3,825,161	3,705,863	-2.4%	3.2%
Year-over-year growth	-2.4%	3.2%	2.0%
Constant currency growth[2]	3.4%	-1.9%	5.3%
Profitability
Adjusted EBIT[3]	511,902	460,741	430,486	11.1%	7.0%
Adjusted EBIT margin	13.7%	12.0%	11.6%
Earnings from continuing operations	362,766	315,897	299,134	14.8%	5.6%
Earnings from continuing operations margin	9.7%	8.3%	8.1%
Net earnings	362,766	317,205	294,000	14.4%	7.9%
Net earnings margin	9.7%	8.3%	7.9%
Basic EPS from continuing operations (in dollars) [4]	1.27	1.03	0.94	23.3%	9.6%
Diluted EPS from continuing operations (in dollars) [4]	1.24	1.02	0.92	21.6%	10.9%
Basic EPS (in dollars) [4]	1.27	1.03	0.92	23.3%	12.0%
Diluted EPS (in dollars) [4]	1.24	1.02	0.90	21.6%	13.3%
Liquidity
Cash provided by continuing operating activities	552,367	630,244	355,670	-12.4%	77.2%
Days sales outstanding[5]	47	39	50	20.5%	-22.0%
Capital structure
Net debt to capitalization ratio[6]	30.6%	n/a	14.0%
Return on equity[7]	16.4%	14.2%	15.6%
Return on invested capital[8]	16.3%	14.0%	14.0%
Balance sheet
Cash & cash equivalents and short-term investments	141,020	343,427	50,134	-58.9%	585.0%
Total assets	4,607,191	3,899,910	3,680,558	18.1%	6.0%
Long-term financial liabilities[9]	1,071,948	302,741	326,916	254.1%	-7.4%

[1]	Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

[2]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 16 for details.

[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 21.

[4]	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI. Quarterly EPS amounts may not add up to the annual amount due to rounding.

[5]	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.

[6]	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents and short-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. At the end of fiscal 2009, the net debt to capitalization ratio was negative (a net cash position) and therefore shown as not applicable (“n/a”).

[7]	The return on equity ratio is calculated as the proportion of earnings from continuing operations for the year over the last four quarters’ average equity attributable to shareholders of CGI.

[8]	The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT for the year over the last four quarters’ average invested capital, which is defined as the sum of equity attributable to shareholders of CGI and debt less cash and cash equivalents and short-term investments, net of the impact of the fair value of forward contracts.

[9]	Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Financial Review
Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 124% for the year. Of the $4.6 billion in bookings signed during the year, 51% came from new business, while 49% came from extensions and renewals.
Our largest verticals for bookings were government & healthcare and financial services, making up approximately 45% and 36% of total bookings, respectively. From a geographical perspective, Canada accounted for 53% of total bookings, followed by the U.S. at 42% and Europe at 5%.
We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.
Significant Bookings in the Year

Announcement
Date	Client	Duration	Value
October 5, 2009	U.S. Environmental Protection Agency	Seven years	Not released
(“EPA”)

CGI Federal will deliver IT infrastructure support services to the EPA under the newly established ITS-EPA II program and will assist the Office of Environmental Information in achieving more innovative, agile, and scalable IT services for the ITS-EPA II program. The seven-year agreement, awarded to seven vendors includes a US$955 million ceiling value over the BPA ´s period of performance and positions.

November 3, 2009	Yellow Pages Group	10-year extension	$100 million

CGI will manage the applications and infrastructure of Yellow Pages Group’s computer network, as well as other projects, namely business intelligence and the optimization of the company’s research tools.

November 5, 2009	U.S. Department of Housing and Urban	One year renewal	US$58.1 million
Development (“HUD”)

CGI administers HUD multi-family housing programs in California, Florida, New York, Ohio and Washington, DC, in conjunction with its state and local housing agency partners.

December 15, 2009	North American financial institutions	New contracts & renewals	$1.1 billion

CGI has signed new contracts and renewals with North American financial institutions totaling $1.1 billion during its fiscal 2010 first quarter (October-December). Services provided under these new deals include systems integration, application maintenance, IP-based solutions as well as long term, multi-year managed services contracts.

January 19, 2010	U.S. Department of State and U.S.	10 years	US$395 million
Agency for International Development

CGI will provide systems integration, consulting services, and operational support for more than 5,000 Joint Financial Management System users in more than 300 posts and missions around the world.

April 6, 2010	Telekomunikacja Polska Group	Three years	Not released

CGI frameworks will be deployed to help TP Group consolidate its current multi application, multi vendor environment to improve overall time to market and total cost of ownership.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010

Announcement
Date	Client	Duration	Value
May 4, 2010	California Department of Health Care	10 years	US$168 million
Services

CGI partners with ACS to deliver enhanced fiscal intermediary administrative services and an advanced Medicaid Management Information System for California’s Department of Health Care Services.

May 18, 2010	Centers for Medicare & Medicaid	Five years	US$73.2 million
Services

CGI will continue the modernization, application management, and maintenance efforts on three external websites that provide information to 44 million beneficiaries and millions more healthcare providers and other stakeholders.

June 17, 2010	State of Maine	11 years	Not released

CGI will deliver managed application services for the State’s AMS Advantage® enterprise resource planning system which supports financial management and procurement operations. CGI will host the State’s AMS Advantage ERP system and provide disaster recovery services. CGI will also manage operations of all technical aspects of the system during the term of the contract.

June 29, 2010	Atlantic Lottery Corporation	Seven years	$125 million

CGI will manage Atlantic Lottery’s data center and provide related application support and development.

July 7, 2010	The Beer Store	Seven years	Not released

This new agreement establishes CGI as the infrastructure IT supplier for The Beer Store, and also encompasses infrastructure services for Brewers Distributor Ltd. (BDL), a wholesale distributor of beer and the collector of returnable, refillable and recyclable beer containers within the four Western Canadian Provinces, as well as Northwest Territories and the Yukon.

July 20, 2010	Rexel Group	Six years	$50 million

This new agreement, which will support productivity improvements, establishes CGI as not only one of the preferred IT suppliers for Rexel’s Canadian operations, but also for Rexel’s US operations.

July 29, 2010	Manulife Financial	Until 2013	Not released

Under the contract renewal, CGI will continue to leverage its Halifax delivery center to provide systems development, maintenance and integration services to Manulife Financial.

August 9, 2010	eHealth Ontario	Six years	$46 million

CGI will design, build, implement and manage a province-wide chronic disease management system and portal which will be used initially to better manage diabetes care, a top clinical priority for eHealth Ontario.

August 11, 2010	Plexxus	Five years	$34 million

CGI will support Plexxus in the design, build, implementation and management of on-going IT services including SAP supply chain and finance systems for Plexxus, a not-for-profit organization and its 12 member hospitals.

September 30, 2010	U.S. General Services Administration	Five years	US$46 million

Under the Data.gov Dataset Hosting Services BPA, CGI will provide hosting services for this important government information, as well as, technology tools for dataset analysis, and professional services.

October 5, 2010	Bombardier Aerospace	Five years	US$160 million

CGI will be responsible for delivering various types of IT infrastructure services to Bombardier Aerospace, including end-user device support, service desk, telephony and local area network. CGI is also responsible for Canadian legacy application support. This contract was signed prior to but announced subsequent to our year-end.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Foreign Exchange
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.
We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars for the following periods:

				Change	Change
	2010	2009	2008	2010/2009	2009/2008
U.S. dollar	1.0298	1.0722	1.0599	-4.0%	1.2%
Euro	1.4006	1.5686	1.4923	-10.7%	5.1%
Indian rupee	0.0231	0.0223	0.0228	3.6%	-2.2%
British pound	1.6198	1.7158	1.8868	-5.6%	-9.1%
We used the average foreign exchange rates below to value our revenues, expenses, and bookings:

				Change	Change
	2010	2009	2008	2010/2009	2009/2008
U.S. dollar	1.0407	1.1804	1.0093	-11.8%	17.0%
Euro	1.4116	1.5944	1.5176	-11.5%	5.1%
Indian rupee	0.0226	0.0242	0.0246	-6.6%	-1.6%
British pound	1.6227	1.8235	1.9877	-11.0%	-8.3%
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Revenue Distribution
The following charts provide additional information regarding our revenue mix for the year:

By Contract Types	By Geography	By Vertical Market

A. Management of IT and business functions (outsourcing) i) IT services 50% ii) Business process services 11% B. Systems integration and consulting 39%	A. Canada 56% B. U.S. 38% C. Europe 6%	A. Government and healthcare 37% B. Financial services 33% C. Telecommunications and utilities 15% D. Retail and distribution 10% E. Manufacturing 5%
Client Concentration
Canadian GAAP guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control and considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. With the recent acquisition of Stanley, our work for the U.S. federal government and its various agencies has increased and collectively represented 13.7% of revenue for fiscal 2010 as compared to 10.3% in fiscal 2009, and 9.7% in fiscal 2008.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2010 and 2009 periods. The 2009 and 2008 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is calculated by assuming a constant exchange rate of foreign currencies between the respective fiscal years.

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008
Total CGI Revenue	3,732,117	3,825,161	3,705,863	-2.4%	3.2%
Variation prior to foreign currency impact	3.4%	-1.9%	5.3%
Foreign currency impact	-5.8%	5.1%	-3.3%
Variation over previous period	-2.4%	3.2%	2.0%

Canada
Revenue prior to foreign currency impact	2,121,123	2,179,659	2,335,566	-2.7%	-7.0%
Foreign currency impact	(8,711)
Canada revenue	2,112,412	2,179,659	2,335,566	-3.1%	-6.7%

U.S.
Revenue prior to foreign currency impact	1,588,746	1,361,787	1,086,513	16.7%	8.5%
Foreign currency impact	(188,347)
U.S. revenue	1,400,399	1,361,787	1,086,513	2.8%	25.3%

Europe
Revenue prior to foreign currency impact	245,522	283,715	283,784	-13.5%	0.4%
Foreign currency impact	(26,216)
Europe revenue	219,306	283,715	283,784	-22.7%	0.0%
The economic challenges of fiscal 2009 continued into the first quarter of fiscal 2010; by the second quarter, our results were showing modest signs of recovery in North America while our Europe segment continued to feel its effects. We ended fiscal 2010 with revenue of $3,732.1 million, a decrease of $93.0 million or 2.4% over fiscal 2009. On a constant currency basis, our revenue grew by 3.4% while fluctuations in foreign exchange rates unfavourably impacted our revenue by $223.3 million or 5.8%. Our results also incorporate revenue from Stanley subsequent to August 17, 2010. On a constant currency basis, our government & healthcare vertical market grew the most over the year at 12% followed by our financial services vertical at 5%.
For fiscal 2009, revenue was $3,825.2 million, an increase of $119.3 million or 3.2% compared to fiscal 2008. On a constant currency basis, revenue decreased by 1.9% year-over-year. This decrease was more than offset by the net favourable impact of foreign currency exchange rate fluctuations in the amount of $189.3 million or 5.1%, mainly due to the strengthening of the U.S. dollar. On a constant currency basis, the government & healthcare and financial services verticals increased by 8% and 7% over fiscal 2008, respectively. Decreases occurred in our telecommunications and utilities vertical as well as in our manufacturing vertical, representing declines of 29% and 6% respectively.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Canada
Revenue in Canada reached $2,112.4 million in fiscal 2010, a decrease of $67.2 million or 3.1% over fiscal 2009. On a constant currency basis, revenue decreased by $58.5 million or 2.7%. The decline was felt predominantly in the manufacturing and retail & distribution vertical markets where clients curtailed the volume of their IT projects.
For the year ended September 30, 2009, revenue from our Canada operating segment was $2,179.7 million, representing a decrease of $155.9 million or 6.7% over fiscal 2008. Of this decrease, approximately $92.0 million related to the non-renewal of a low margin contract, while the remainder related to various other clients having chosen to defer IT project spending or alternatively, have opted to have their services delivered through our offshore capabilities. We saw the continued demand for our long-term outsourcing and managed services since our broad portfolio of services have assisted our clients in remaining competitive through challenging times and allowed them to focus on their core business.
U.S.
U.S. revenue was $1,400.4 million in fiscal 2010, an increase of $38.6 million or 2.8% over fiscal 2009. On a constant currency basis, revenue in this segment rose by $227.0 million or 16.7%. Part of this growth is from a combination of new contracts won in the current year and the contracts that came on stream in the latter part of the prior year. These contracts were mostly in the financial services and government & healthcare vertical markets. The increase is also partially attributed to the revenue growth generated by the acquisition of Stanley, reflecting approximately six weeks of operations.
For the year ended September 30, 2009, our U.S revenue was $1,361.8 million, an increase of $275.3 million or 25.3% when compared to fiscal 2008. The favourable impact of foreign currency fluctuations accounted for $183.5 million. On a constant currency basis, revenue increased by $91.8 million or 8.5% over the last year. The value proposition of our suite of solutions continued to be well received by our clients across our targeted vertical markets with particular interest to those in financial services and government & healthcare. Similar to our Canadian segment, we saw cautious behaviour from certain U.S. clients as they either deferred the start-up of new projects or re-prioritized discretionary IT spending. Decreases from such clients were completely offset by growth with existing government contracts and new contracts from both financial services and government & healthcare clients.
Europe
Revenue in Europe reached $219.3 million in fiscal 2010 compared to $283.7 million in fiscal 2009, a decrease of $64.4 million or 22.7%. On a constant currency basis, foreign exchange negatively impacted revenue by $26.2 million which is due mostly to the devaluation of the euro. Before foreign currency impacts, revenue decreased by $38.2 million or 13.5%, reflecting the economic situation in this region where many of our clients took precautionary steps to conserve capital and therefore, decreased their spending on IT projects, similar to what we saw in 2009. Our clients in this segment are predominantly in the financial services and telecommunications & utilities vertical markets, which are also the two hardest hit by the economic recession.
For the year ended September 30, 2009, revenue from our Europe operating segment was $283.7 million and was essentially flat when compared to fiscal 2008. On a constant currency basis, there was an increase of $1.3 million or 0.4% year-over-year. Globally, the impacts of economic conditions have caused our European clients to defer discretionary projects, as clients prioritized investing in initiatives that would drive short-term margin and cash flow benefits. The constant currency growth came primarily from certain clients in the financial services vertical, largely offset by client initiated slow-downs of certain contracts in Australia, mainly in the government & healthcare and telecommunications & utilities vertical markets.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Operating Expenses

For years ended September 30		% of		% of		% of
(in ‘000 of dollars except for percentage)	2010	Revenue	2009	Revenue	2008	Revenue
Costs of services, selling and administrative	3,025,823	81.1%	3,170,406	82.9%	3,110,760	83.9%

Foreign exchange (gain) loss	(916)	0.0%	(1,747)	0.0%	1,445	0.0%

Total amortization	195,308	5.2%	195,761	5.1%	163,172	4.4%
Capital assets	72,067	1.9%	61,412	1.6%	43,455	1.2%
Contract costs related to transition costs	30,396	0.8%	22,377	0.6%	17,925	0.5%
Other intangible assets	92,845	2.5%	100,829	2.6%	101,792	2.7%
Impairment of other intangible assets	—	0.0%	11,143	0.3%	—	0.0%
Costs of Services, Selling and Administrative
When compared to fiscal 2009, costs of services, selling and administrative expenses decreased by $144.6 million. The decrease came mostly from $189.3 million of favourable foreign currency fluctuations, partially offsetting the $223.3 million of unfavourable exchange rate fluctuations noted in our revenue section. In terms of a percentage of revenue, our costs of services, selling and administrative expenses improved from 82.9% to 81.1%. The decrease is due to the numerous initiatives taken in the past two years to improve our gross margin. In 2010, we incurred approximately $26.4 million on severances and the elimination of excess real estate; compared to 2009 where $44.9 million was incurred. The $26.4 million excludes the charges from integrating the operations of Stanley. Our selling and administrative expenses as a percentage of revenue decreased slightly from the prior year by 0.2%. Our costs of services are primarily driven by expenses associated with our human resources which can vary due to profit sharing amounts and compensation adjustments in the period.
In 2009, we proactively managed our cost structure in response to prevailing economic conditions. When comparing fiscal 2009 to 2008, costs of services, selling and administrative expenses as a percentage of revenue decreased to 82.9% from 83.9%, primarily due to improvements in gross margin driven by past and current restructuring and productivity initiatives, while our selling and administrative expenses as a percentage of revenue rose slightly by 0.3%. During the year, approximately $44.9 million was incurred, relating primarily to severances to realign our workforce, as well as to rationalize excess real estate in our operations. Year-over-year, the fluctuation of foreign currency exchange rates have resulted in our costs of services, selling and administrative expenses to increase by $169.4 million. This impact has been offset by the $189.3 million exchange rate related benefits noted in our revenue section.
Foreign Exchange (Gain) Loss
This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments.
Amortization
Total amortization for fiscal 2010 decreased by $0.5 million compared to fiscal 2009. In fiscal 2010, amortization was favourably impacted by foreign exchange fluctuations for $8.2 million. When comparing fiscal 2009 to fiscal 2008, total amortization increased by $32.6 million, including an unfavourable effect of foreign exchange on amortization for $7.5 million.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
The amortization of capital assets increased by $10.7 million in fiscal 2010. The majority of the increase related to the full year’s impact of equipment purchased last year to support our new contracts and to improve our data centre infrastructure. This was partially offset by the decrease in amortization of leasehold improvements which resulted from accelerated amortization taken on excess space last year and workspace densification efforts over the past couple of years decreasing the need for leased space and improvements.
For year ended September 30, 2009, the increase in amortization expense for capital assets over 2008 is mainly due to additions of computer equipment made over the last year to support our clients and to improve our data centre infrastructure. In addition, we have relocated some of our offices and consequently have entered into more favourable lease agreements over the previous year. Leasehold improvements amortization has increased due to the investment in new additions as well as the accelerated amortization taken on excess space.
For the fiscal year 2010, the amortization of contract costs increased by $8.0 million. This reflects the amortization associated on contract costs incurred for the modification of current contracts as well as the start-up of new, large contracts signed over the prior quarters. When comparing the amortization of contract costs in 2009 to 2008, amortization increased by $4.5 million due to the full year’s impact of new contracts signed during 2009 or near the end of 2008.
Amortization of intangible assets decreased in fiscal 2010 when compared to fiscal 2009. This is mainly attributable to the impairment charge taken in the last quarter of fiscal 2009 pertaining to certain finance-related business solutions in our U.S. operations, with no similar charge recorded in 2010. In addition, over the last couple of years, we have expanded the utilization of our offshore resources to reduce our investment cost in business solutions. This, along with certain client relationships being fully amortized, has also contributed favourably to the reduction in amortization expenses. Our results incorporate incremental amortization of $3.6 million mainly pertaining to client relationships associated with the acquisition of Stanley. The fiscal 2009 amortization expense of other intangible assets is comparable to 2008, reflecting the normal amortization process of internal software, business solutions, and client relationships.
In the last quarter of fiscal 2009, the Company recorded an impairment charge in the amount of $11.1 million which related predominantly to enhancements made to certain finance-related business solutions in our U.S. operations determined to have no future benefit due to the changing economic conditions. No impairment charges were recorded in fiscal 2010 or 2008.
Adjusted EBIT by Segment

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008
Canada	375,998	320,702	332,827	17.2%	-3.6%
As a percentage of Canada revenue	17.8%	14.7%	14.3%

U.S.	192,305	171,965	129,401	11.8%	32.9%
As a percentage of U.S. revenue	13.7%	12.6%	11.9%

Europe	89	18,639	24,692	-99.5%	-24.5%
As a percentage of Europe revenue	0.0%	6.6%	8.7%

Corporate	(56,490)	(50,565)	(56,434)	11.7%	-10.4%
As a percentage of revenue	-1.5%	-1.3%	-1.5%

Adjusted EBIT	511,902	460,741	430,486	11.1%	7.0%
Adjusted EBIT margin	13.7%	12.0%	11.6%
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Canada
Adjusted EBIT in Canada increased by $55.3 million or 17.2% over fiscal 2009. As a percentage of revenue, the margin also increased from 14.7% to 17.8%. The increase in margin for Canada is due predominantly to improvements within our data centre operations and other improvements to gross margin due to prior year’s initiatives. Severances and other restructuring costs taken this year were $13.5 million as compared to $35.0 million in the prior year.
In fiscal 2009, adjusted EBIT was $320.7 million, a decrease of $12.1 million or 3.6% when compared with fiscal 2008, while as a percentage of revenue, our margin improved from 14.3% to 14.7%. The year-over-year dollar decrease was primarily driven by the impact of our clients’ decision to defer or delay certain projects as well as the impact of the time it takes to bring the newly signed outsourcing contracts on-stream. The decision of our clients to defer the start-up of projects not only caused a reduction in our revenue but also resulted in the incurrence of labour costs that did not get recovered as some of our members were unassigned. As noted above, during the year, we incurred approximately $35.0 million for severances and the rationalization of some excess real estate to help align our cost structure against planned revenues. We also continued to invest in automation and other initiatives to help lower our unit costs, especially in our data centres and centres of excellence.
U.S.
U.S. adjusted EBIT increased by $20.3 million or 11.8% when compared to fiscal 2009. On a constant currency basis, the adjusted EBIT would have grown by $43.9 million or 25.5%. The results for Stanley since August 17th were incorporated. As a percentage of revenue, our margin increased from 12.6% to 13.7%. We continue to improve our margins in this segment through increased productivity in both our domestic operations and our Indian Centre of Excellence.
Adjusted EBIT for our U.S. operating segment for fiscal 2009 was $172.0 million, an increase of $42.6 million or 32.9% when compared to fiscal 2008. On a constant currency basis, adjusted EBIT increased by $24.9 million or 19.2%. The dollar increase was mainly attributable to growth from our business solutions primarily in the government & healthcare and financial services vertical markets. In addition, we improved utilization rates allowing us to improve our margins. As a percentage of revenue, our margin increased from 11.9% to 12.6%, through the continued benefit from improved productivity and profitability initiatives, leveraging our global delivery model while minimizing non-billable time.
Europe
Our Europe adjusted EBIT decreased $18.6 million or 99.5% compared to fiscal 2009. As a percentage of revenue, our margin decreased from 6.6% in 2009 to 0.0% in 2010. The decline in margin is primarily due to the reduction in revenue outlined earlier contributing to excess capacity across all regions of the segment. However, in certain geographies, we were limited by regulations from restructuring the operations as quickly or as significantly as we would have preferred. Severances and other related charges were taken in the amount of $6.6 million in an effort to return this segment back to historical profitable levels.
Adjusted EBIT for our Europe operating segment was $18.6 million for the year ended September 30, 2009, a decrease of $6.1 million or 24.5% compared to fiscal year 2008. As a percentage of revenue, our margin decreased from 8.7% to 6.6%. The decrease in margin in the Europe operating segment is primarily a reflection of the client-initiated slow-downs of certain contracts in Australia and certain clients in the telecommunications vertical market, combined with the impact of restructuring costs of approximately $2.3 million incurred in the fourth quarter to proactively manage our cost structure.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Corporate

For the years ended September 30				Change	Change
(in ‘000 of dollars except for percentage)	2010	2009	2008	2010/2009	2009/2008
Corporate adjusted EBIT	(56,490)	(50,565)	(56,434)	(5,925)	5,869
As a percentage of revenue	-1.5%	-1.3%	-1.5%

Foreign exchange (gain) loss	(916)	(1,747)	1,445	831	(3,192)

Corporate adjusted EBIT excluding foreign exchange (gain) loss	(57,406)	(52,312)	(54,989)	(5,094)	2,677
As a percentage of revenue	-1.5%	-1.4%	-1.5%
Corporate expenses were $5.9 million higher in fiscal 2010 compared to fiscal 2009, and rose from 1.3% to 1.5% of revenue. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains which were $0.9 million in the current year. Removing these impacts for 2010 and the $1.7 million foreign exchange gain for 2009, corporate expenses would have been 1.5% and 1.4% of revenue respectively.
In fiscal 2009, corporate expenses represented 1.3% of revenue, a decrease from 1.5% compared with fiscal 2008. The decrease is the result of our continued efforts to proactively manage our corporate expenses to align to our revenues. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains and losses; when these impacts are excluded, corporate expenses would have been 1.4% and 1.5% of revenue for fiscal 2009 and 2008, respectively.
As a result of our decentralized and highly accountable business model, we evaluate services provided to our business units and if necessary, will rationalize and integrate them into our operations.
Earnings from Continuing Operations before Income Taxes
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes, which is reported in accordance with Canadian GAAP.

For the years ended September 30		% of		% of		% of
(in ‘000 of dollars except for percentage)	2010	Revenue	2009	Revenue	2008	Revenue
Adjusted EBIT	511,902	13.7%	460,741	12.0%	430,486	11.6%
Acquisition-related and integration costs	20,883	0.6%	—	0.0%	—	0.0%
Interest on long-term debt	17,123	0.5%	18,960	0.5%	27,284	0.7%
Interest income	(2,419)	-0.1%	(2,908)	-0.1%	(5,570)	-0.2%
Other (income) expenses	(952)	0.0%	3,569	0.1%	3,341	0.1%
Gain on sale of capital assets	(469)	0.0%	—	0.0%	—	0.0%
Earnings from continuing operations before income taxes	477,736	12.8%	441,120	11.5%	405,431	10.9%
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Acquisition-related and Integration Costs
The $20.9 million in expenses for fiscal 2010 pertained to the acquisition of Stanley. The expenses included professional fees associated with the transaction as well as costs to integrate the operations and to realize synergies.
Interest on Long-Term Debt
The year-over-year decrease in interest expense is mainly due to the impact on our credit facilities of the favourable variation in interest rates, and of debt repayments made over the last fiscal years. This was partially offset by incremental interest expense associated with higher volumes of capital leases, and to a lesser extent, the debt used to finance the recent acquisition of Stanley.
Interest Income
Interest income includes interest and other investment income (net of interest expenses) related to cash balances, short-term investments, and tax assessments.
Other (Income) Expenses
Other (income) expenses reflects changes in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. For fiscal 2010, there was a favourable change of $1.4 million in these investments versus a $0.8 million unfavourable change in value in fiscal 2009. Any change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our profitability. In fiscal 2009, we also had interest charges of $2.8 million associated with the settlement of audits related to tax credits.
Income Taxes
Income tax expense for fiscal 2010 and 2009 were $115.0 million and $125.2 million, respectively. Our effective income tax rates for fiscal years 2010 and 2009 were 24.1% and 28.4%, respectively. Included in the fiscal 2010 amount are favourable adjustments mainly from the final determinations and expirations of limitation periods in the amount of $38.0 million, partly offset by $3.6 million related to the non-deductible transaction costs incurred on the acquisition of Stanley. This is compared to the $15.9 million of favourable adjustments in fiscal 2009. Excluding these impacts, our effective income tax rate would have been 31.2% and 32.0% in 2010 and 2009 respectively.
Income tax expense was $125.2 million for the year ended September 30, 2009, compared to $106.3 million in fiscal 2008, representing an $18.9 million increase, while our effective income tax rate also increased from 26.2% to 28.4% year-over-year. During fiscal 2009, the Company settled tax liabilities related to prior years in CGI’s favour in the amount of $15.9 million. In fiscal 2008, similar circumstances yielded a reversal of $20.3 million of income tax provisions along with $6.3 million coming from the revaluation of our tax assets and liabilities due to newly enacted tax rates in Canada. Without these impacts, the effective tax rate for 2009 and 2008 would have been 32.0% and 32.8%, respectively.
We continue to expect our effective tax rate before any significant adjustments to be in the range of 30.0% to 32.5% in subsequent periods.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Net Earnings
The following table sets out the information supporting the earnings per share calculation:

For the years ended September 30				Change	Change
(in ‘000 of dollars unless otherwise indicated)	2010	2009	2008	2010/2009	2009/2008
Earnings from continuing operations	362,766	315,897	299,134	14.8%	5.6%
Margin	9.7%	8.3%	8.1%
Earnings (loss) from discontinued operations, net of income taxes	—	1,308	(5,134)	-100.0%	-125.5%
Net earnings	362,766	317,205	294,000	14.4%	7.9%
Margin	9.7%	8.3%	7.9%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	284,826,257	306,853,077	317,604,899	-7.2%	-3.4%
Class A subordinate shares and Class B shares (diluted)	292,919,950	310,345,241	322,804,287	-5.6%	-3.9%

Earnings per share (in dollars) [1]
Basic EPS from continuing operations	1.27	1.03	0.94	23.3%	9.6%
Diluted EPS from continuing operations	1.24	1.02	0.92	21.6%	10.9%
Basic EPS	1.27	1.03	0.92	23.3%	12.0%
Diluted EPS	1.24	1.02	0.90	21.6%	13.3%

[1]	EPS amounts are attributable to shareholders of CGI. Quarterly EPS amounts may not add up to the annual amount due to rounding.
Our fiscal 2010 earnings from continuing operations increased by $46.9 million or 14.8% compared to fiscal 2009. The majority of the increase was due to the year-over-year improvement in our adjusted EBIT. This improvement was partially offset by $20.9 million of acquisition-related and integration costs in 2010. Removing the impacts of the tax adjustments outlined earlier and the incremental costs associated with the acquisition and integration of Stanley, our earnings from continuing operations would have been $342.0 million for the current year and $300.0 million for the prior year, representing a margin of 9.2% as compared to 7.8% respectively. Our diluted earnings per share from continuing operations would have been $1.17 compared to $0.97 for the same period last year, representing a year-over-year growth of 20.6%.
For the year ended September 30, 2009, earnings from continuing operations increased by $16.8 million or 5.6% when compared to 2008, mainly due to the increased profitability in the U.S. segment and lower corporate and interest expenses. Much of this increase was offset by the decline in adjusted EBIT in the Canada and Europe segments, along with lower income tax benefits compared to 2008. Without the income tax benefits described in the section above, our margin would have been 7.8% and 7.4% in fiscal 2009 and 2008, respectively.
The loss from discontinued operations was mainly due to the Company’s disposition of the net assets of our claims adjusting and risk management services business in July 2008.
CGI’s basic and diluted weighted average number of shares for the fiscal year 2010 was down versus the prior year due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During this year, 35.6 million shares were repurchased and 6.0 million options were exercised.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Non-Controlling Interest
The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d’affaires (“CIA”) held by minority shareholders and stood at 32.4% at September 30, 2010 and 34.2% at the end of fiscal 2009.
LIQUIDITY
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at September 30, 2010, cash and cash equivalents were $127.8 million. The following table provides a summary of the generation and utilization of cash for the years ended September 30, 2010, 2009 and 2008.

For the years ended September 30				Change	Change
(in ‘000 of dollars)	2010	2009	2008	2010/2009	2009/2008
Cash provided by continuing operating activities	552,367	630,244	355,670	(77,877)	274,574
Cash used in continuing investing activities	(1,024,914)	(127,585)	(93,579)	(897,329)	(34,006)
Cash provided by (used in) continuing financing activities	267,311	(198,227)	(300,166)	465,538	101,939
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(10,367)	(11,300)	398	933	(11,698)
Net (decrease) increase in cash and cash equivalents from continuing operations	(215,603)	293,132	(37,677)	(508,735)	330,809
Cash Provided by Continuing Operating Activities
Cash provided by continuing operating activities was $552.4 million or 14.8% of revenue for fiscal 2010. This is compared with $630.2 million or 16.5% of revenue in the prior year. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Last year, the cash flow from operations reflected the benefit of our initiatives to reduce our DSO. The reduction of 11 days from 50 days to 39 days generated a non-recurring $113.2 million year-over-year improvement. Our cash flow from operations would have increased by approximately $35.3 million over that generated last year when the benefit of the DSO improvement is removed. This improvement was primarily driven by the increase in our earnings for the year.
Cash provided by continuing operating activities was $630.2 million or 16.5% of revenue for fiscal 2009. This is compared with $355.7 million or 9.6% of revenue in 2008. The year-over-year increase of $274.6 million resulted mainly from the net change in working capital items, primarily driven by improved collections of client receivables and the timing of client pre-payments, as evidenced by the reduction of our DSO by 11 days; and to a lesser extent, by improved profitability.
Cash Used in Continuing Investing Activities
Cash used in continuing investing activities increased by $897.3 million in fiscal 2010 compared to fiscal 2009, which was almost entirely due to the acquisition of Stanley. Cash consideration for Stanley was $899.6 million, net of the cash acquired.
Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. The Company purchased $12.9 million of short-term investments in the current year but made no such investments in the previous years.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Cash used for the purchase of capital assets amounted to $47.7 million during the year, a decrease of $21.5 million from prior year’s investment level of $69.2 million. The decrease was due to a higher investment in equipment in 2009 for infrastructure upgrades to our data centres. Also, as part of our restructuring efforts in 2009, less office space was needed and as a result, fewer investments were made on leasehold improvements.
Investments in intangible assets amounted to $69.7 million, an increase of $7.4 million from last year. The increase is partially due to new transition costs capitalized on contracts signed with new and existing clients, and additional software license costs capitalized in response to new contracts for our services.
The investments made during 2009 were primarily related to the expansion of our centres of excellence in Canada, the U.S., and India, to further the first two pillars of our growth strategy. For fiscal 2009, a total of $127.6 million was invested, an increase of $34.0 million compared with the $93.6 million invested in 2008. The increase is due to the lower amount of proceeds received from the sale of assets and businesses. In fiscal 2008, we received $29.2 million as net proceeds pertaining to the divestiture of our Canadian claims adjusting and risk management services business. In fiscal 2009, the Company received $5.0 million in net proceeds from the disposal of assets of discontinued operations.
Cash used for the purchase of capital assets amounted to $69.2 million during 2009 and increased by $8.2 million compared to 2008. The increase came mainly from our continued investment in computers and equipment supporting our growth and infrastructure upgrades to our data centres.
The investments in intangible assets were $62.4 million, an increase of $1.5 million when compared to the $60.9 million invested in fiscal 2008. This increase was primarily due to new transition costs capitalized on contracts signed with new and existing clients, partly offset by lower investments in our business solutions and software licenses as we look to reduce our costs through the expanded utilization of our offshore resources.
Cash Used in Continuing Financing Activities
In fiscal 2010, continuing financing activities provided $267.3 million compared to $198.2 million consumed in fiscal 2009. The large increase in cash provided is due to the drawing on our credit facilities for the acquisition of Stanley.
The Company drew US$100.0 million from its credit facilities to create a hedge in the second quarter of 2010 to protect our U.S. dollar denominated cash balances from fluctuations in the exchange rate. In the last quarter of 2010, we drew another US$800.0 million from our credit facilities to fund the acquisition of Stanley. In fiscal 2009 and 2008, we drew $144.7 million and $90.3 million from our credit facilities, respectively.
We also repaid portions of our long-term debt and credit facilities in the amount of $207.9 million this year, as compared to $275.3 million in the prior year. Our repayment of long-term debt and credit facilities in fiscal 2008 was $206.7 million.
We used $516.7 million in the current year to purchase 35.6 million CGI shares under the current and previous NCIB. In fiscal 2009 and 2008, we used less funds as 9.5 million and 19.9 million CGI shares were bought back, respectively, at a lower average share price.
We also received $53.0 million from the exercise of stock options in 2010 compared to $16.1 million and $32.4 million in 2009 and 2008, respectively. The increase in cash received is due to the increasing CGI share price in fiscal 2010 prompting more stock option holders to exercise some of their vested options.
In the second quarter of 2009, there was also a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes. No principal payments were due on these notes during fiscal 2010 or 2008.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents from Continuing Operations
For the years ended September 30, 2010 and 2009, we had $10.4 and $11.3 million decrease in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.
CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $2,189.8 million. At the end of fiscal 2010, total contractual obligations increased by $896.8 million, primarily due to drawing funds from our credit facilities to acquire Stanley.

Commitment type		Less than 1	2nd and 3rd	4th and 5th	Years	After 10
(in thousands of dollars)	Total	year	years	years	6 to 10	years
Long-term debt	1,096,171	95,169	973,386	26,225	1,391	—
Capital lease obligations	57,705	19,408	27,764	9,038	1,495	—
Operating leases
Rental of office space[1]	870,035	113,573	197,650	172,064	310,542	76,206
Computer equipment	39,544	17,505	21,472	567	—	—
Automobiles	8,255	3,925	4,087	243	—	—
CIA purchase obligation	10,363	10,363	—	—	—	—
Long-term Service Agreements and other	107,721	54,237	46,374	6,482	628	—
Total contractual obligations	2,189,794	314,180	1,270,733	214,619	314,056	76,206

[1]	Included in these obligations are $16.8 million of office space leases from past acquisitions.
In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2010, 32.4% of the shares of CIA remain to be purchased. If CGI had purchased the remainder of CIA’s outstanding shares on September 30, 2010, the consideration would have been approximately $10.4 million.
CAPITAL RESOURCES

		Available at	Outstanding at
(in thousands of dollars)	Total commitment	September 30, 2010	September 30, 2010
	$	$	$
Cash and cash equivalents	—	127,824	—
Short-term investments	—	13,196	—
Unsecured committed revolving facilities [1]	1,500,000	519,931	980,069	[2]
Lines of credit and other facilities [1]	25,000	25,000	—
Total	1,525,000	685,951	980,069	[2]

[1]	Excluding any existing credit facility under non-majority owned entities.

[2]	Consists of drawn portion of $964.2 million and Letters of Credit for $15.8 million.
Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2010, cash and cash equivalents and short-term investments were $141.0 million. The amount available under our credit facilities was $519.9 million and $25.0 million is available under another demand line of credit. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2010, CGI was in compliance with these covenants.
Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with an initial maturity of less than three months.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Total long-term debt increased by $870.7 million to $1,153.9 million at September 30, 2010, compared with $283.1 million at September 30, 2009. The variation resulted primarily from two drawings: the drawing of US$100 million against our credit facilities for hedging purposes to protect our cash balances from the fluctuations of foreign currencies against the Canadian dollar, and the drawing of $US800.0 million for the acquisition of Stanley.
FINANCIAL INSTRUMENTS AND HEDGES
The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.
The Company has the following outstanding hedging instruments:
Hedges on net investments in self-sustaining foreign subsidiaries
•	US$920.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

•	€12.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.
Cash flow hedges on future revenue
•	US$130.4 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

•	US$44.8 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$89.0 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.
Cash flow hedges on Senior U.S. unsecured notes
•	US$107.0 million foreign currency forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the year ended September 30, 2010, there was no ineffectiveness recorded in the consolidated statement of earnings.
The Company expects that approximately $11.1 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at September 30, 2010 will be reclassified in net income in the next 12 months.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at September 30	2010	2009	2008
Net debt to capitalization ratio	30.6%	n/a	14.0%
Return on equity	16.4%	14.2%	15.6%
Return on invested capital	16.3%	14.0%	14.0%
Days sales outstanding	47	39	50
The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. At September 30, 2010, the Company had a net debt to capitalization ratio of 30.6%. The main cause for the sharp increase in this ratio is the Stanley acquisition, where we drew $US800.0 million against our credit facilities to fund this acquisition.
Return on equity is a measure of the return we are generating for our shareholders. At the end of fiscal 2010, ROE stood at 16.4% compared to 14.2% at the end of the prior year. The increase is due to the stronger net earnings margin and the repurchase of CGI shares under the NCIB.
Return on invested capital was 16.3%, which increased from 14.0%. Our efforts over the last 12 to 18 months to rationalize our cost structure and improve productivity have increased our net earnings causing this measurement to increase. The favourable tax adjustments in fiscal 2010 also helped boost our earnings and in turn, increase ROIC.
DSO increased to 47 days from 39 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed can affect the DSO fluctuations. Our DSO increased this quarter due to the addition of the Stanley acquisition as its main clientele is government entities as well as having only six weeks of their operations in our fourth quarter’s revenue. We will continue to proactively focus on the collection of our receivables and to ensure that services rendered are billed on a timely basis. We continue to work to achieve our DSO target of 45 days.
OFF-BALANCE SHEET FINANCING AND GUARANTEES
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $14.6 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2010, we had committed for a total of $128.2 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.
CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at accretive acquisitions; procuring new large outsourcing and managed services contracts; buying back CGI shares and investing in our business solutions. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2011.
Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a company built on human capital, our professionals and their knowledge are key to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Excluding the employees who recently joined CGI from Stanley, approximately 87% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This along with the Profit Participation Program allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, help in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.
RELATED PARTY TRANSACTIONS
In the normal course of business, CGI is party to contracts with Innovapost Inc. (“Innovapost”), a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010

As at and for the years ended September 30
(in ‘000 of dollars)	2010	2009	2008
Revenue	81,760	108,139	124,461
Accounts receivable	681	10,542	12,050
Work in progress	1,076	5,937	5,939
Contract costs	6,210	8,706	11,206
Deferred revenue	1,012	3,351	2,715
JOINT VENTURE: SUPPLEMENTARY INFORMATION
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

As at and for the years ended September 30
(in ‘000 of dollars)	2010	2009	2008
Revenue	91,015	101,964	87,887
Net earnings	11,418	13,412	10,506
Current assets	38,148	37,608	36,543
Non-current assets	2,992	2,998	1,333
Current liabilities	15,609	14,721	15,040
Non-current liabilities	933	445	518
FOURTH QUARTER RESULTS
In the fourth quarter of fiscal 2010, our priority was to successfully close the acquisition of Stanley. As discussed earlier, Stanley has been integrated with the majority of the annualized synergies realized on a run-rate basis. The Company also remained focused on its business development activities to grow our sales funnel and increase our bookings.
Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2010 and 2009. The 2009 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is calculated by assuming a constant exchange rate of foreign currencies between the respective periods.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010

For the three months ended September 30
(in ‘000 of dollars except for percentage)	2010	2009	Change
Total CGI Revenue	1,007,056	926,051	8.7%
Variation prior to foreign currency impact	13.8%	-1.4%
Foreign currency impact	-5.1%	1.1%
Variation over previous period	8.7%	-0.3%

Canada
Revenue prior to foreign currency impact	508,903	527,363	-3.5%
Foreign currency impact	(1,135)
Canada revenue	507,768	527,363	-3.7%

U.S
Revenue prior to foreign currency impact	482,680	334,868	44.1%
Foreign currency impact	(37,438)
U.S. revenue	445,242	334,868	33.0%

Europe
Revenue prior to foreign currency impact	62,238	63,820	-2.5%
Foreign currency impact	(8,192)
Europe revenue	54,046	63,820	-15.3%
For the fourth quarter of 2010, revenue increased by $81.0 million or 8.7%. This is due predominantly to the acquisition of Stanley as its results have been consolidated in our U.S. segment since August 17th. Assuming a constant exchange rate between the Canadian dollar and the currencies of our foreign operations, our revenue grew by 13.8% as the devaluation of the Euro and the weakened U.S. dollar had an unfavourable effect on our revenue, causing a 5.1% decrease. On a constant currency basis, the largest growth in our vertical markets was from government & healthcare and financial services.
Canada
Revenue in Canada decreased by $19.6 million or 3.7% in the fourth quarter ended September 30, 2010. While we have seen modest growth across many of the vertical markets, Canada was impacted this quarter by lower work volumes within our retail and distribution and financial services verticals. We continue to see improvements in our bookings as evidenced by a 117% book-to-bill ratio over the last 12 months.
U.S.
Revenue in the U.S. grew by $110.4 million or 33.0% for the three months ended September 30, 2010. Assuming a constant exchange rate between the Canadian and U.S. dollar, revenue would have grown $147.8 million or 44.1%. The increase is driven by the inclusion of approximately six weeks of Stanley’s revenue and the recent contract wins in the federal government civilian space.
Europe
Revenue in Europe decreased by $9.8 million or 15.3% from the same quarter of the prior year. Assuming a constant exchange rate between the Canadian dollar and the foreign currencies in Europe, revenue decreased by $1.6 million or 2.5%. In response to the economic challenges in Europe, many of our clients in this segment who had previously cut their spending in various initiatives including IT projects, continued to do so this quarter, but we expect these clients to return to investing in IT once the European economy regains momentum.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Adjusted EBIT by Segment

For the three months ended September 30
(in ‘000 of dollars except for percentage)	2010	2009	Change
Canada	93,887	98,729	-4.9%
As a percentage of Canada revenue	18.5%	18.7%

U.S.	56,612	36,825	53.7%
As a percentage of U.S. revenue	12.7%	11.0%

Europe	1,028	2,267	-54.7%
As a percentage of Europe revenue	1.9%	3.6%

Corporate	(11,726)	(11,693)	0.3%
As a percentage of revenue	-1.2%	-1.3%

Adjusted EBIT	139,801	126,128	10.8%
Adjusted EBIT margin	13.9%	13.6%
Canada
Adjusted EBIT in Canada decreased by $4.8 million or 4.9% when compared with the fourth quarter of 2009. The margin also decreased from 18.7% to 18.5%. The decrease is primarily due to the impact of lower revenue as identified earlier. Despite this slight decrease year-over-year, our adjusted EBIT as a percentage of revenue improved significantly for the fiscal year.
U.S.
Adjusted EBIT in our U.S. operating segment increased by $19.8 million or 53.7% over the same quarter last year. As a percentage of revenue, this segment’s profitability was 12.7%, up from 11.0% a year ago. The increase is mainly due to three factors; first, our U.S. operations, excluding Stanley, improved its profitability through recent contract wins and gross margin improvement mainly as a result of increased member utilization; second, a $10.3 million impairment was taken last year predominantly for enhancements developed on certain finance-related business solutions. No such impairment was taken this year. Lastly, our adjusted EBIT incorporated the results of Stanley since August 17th.
Europe
Adjusted EBIT decreased by $1.2 million when compared to the fourth quarter of 2009, while our margin decreased from 3.6% to 1.9%. The decrease is a result of the economic downturn in Europe, which caused our clients to conserve capital and cut their IT projects. This in turn caused our margins to decline as our members remained unassigned and costs were not recovered. Furthermore, our ability to quickly respond to changing market conditions within certain jurisdictions were limited by local laws and practices thus constraining the speed at which we could take corrective action. Severances of $0.9 million were incurred in the current quarter. Initiatives that were introduced earlier are already yielding positive results in some regions of Europe.
Corporate
Corporate expenses were relatively consistent with last year, representing 1.2% of revenue, compared with 1.3% of revenue in the prior year. Excluding the foreign exchange gains, corporate expenses as a percentage of revenue would have fallen from 1.5% to 1.2% in the fourth quarter of 2010 and 2009, respectively. We continue to implement initiatives to strengthen the Company’s competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Net Earnings

For the three months ended September 30
(in ‘000 of dollars unless otherwise indicated)	2010	2009	Change
Adjusted EBIT	139,801	126,128	10.8%
Acquisition-related and integration costs	16,655	—	N/A
Interest on long-term debt	5,206	3,497	48.9%
Interest income	(649)	(1,125)	-42.3%
Other (income) expenses	(1,432)	1,397	-202.5%
Gain on sale of capital assets	(73)	—	N/A
Earnings from continuing operations before income taxes	120,094	122,359	-1.9%
Income tax expense	36,018	39,719	-9.3%
Earnings from continuing operations	84,076	82,640	1.7%
Margin	8.3%	8.9%

Net earnings	84,076	82,640	1.7%
Margin	8.3%	8.9%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	274,524,411	302,739,070	-9.3%
Class A subordinate shares and Class B shares (diluted)	281,951,998	307,221,737	-8.2%

Earnings per share (in dollars) [1]
Basic EPS from continuing operations	0.31	0.27	14.8%
Diluted EPS from continuing operations	0.30	0.27	11.1%
Basic EPS	0.31	0.27	14.8%
Diluted EPS	0.30	0.27	11.1%

[1]	EPS amounts are attributable to shareholders of CGI.
Income tax expense for the quarters ended September 30, 2010 and 2009 was $36.0 million and $39.7 million, respectively. Our effective income tax rate for the fourth quarter of 2010 and 2009 were 30.0% and 32.5%, respectively. Included in income tax expense this quarter were favourable adjustments mainly from the final determinations and expirations of limitation periods in the amount of $2.5 million, partly offset by $2.3 million related to the non-deductible transaction costs incurred in relation to the acquisition of Stanley. There were no such adjustments in the fourth quarter of fiscal 2009. Excluding these impacts, our effective income tax rate would have been 30.2%.
Our earnings from continuing operations in the current quarter of fiscal 2010 increased by $1.4 million or 1.7% compared to the same period in fiscal 2009. Removing the impacts of the tax adjustments outlined earlier and the incremental costs associated with the acquisition and integration of Stanley, our earnings from continuing operations would have been $94.5 million for the current year and $82.6 million for the prior year, representing a margin of 9.4% and 8.9% respectively. Our diluted earnings per share from continuing operations would have been $0.34 compared to $0.27 for the same period last year, representing a year-over-year growth of 25.9%.
During the fourth quarter of fiscal 2010, we repurchased 8,118,700 of our Class A subordinate shares for $123.4 million at an average price of $15.20 under our Normal Course Issuer Bid.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Summary of Quarterly Results

As at and for the three months ended	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,
(in thousands of dollars unless otherwise noted)	2010	2010	2010	2009	2009	2009	2009	2008
Growth
Backlog (in millions of dollars)	13,320	11,358	11,420	11,410	10,893	11,772	12,019	11,400
Bookings (in millions of dollars)	1,083	838	1,131	1,591	549	1,059	1,676	775
Book-to-bill ratio	108%	93%	124%	174%	59%	111%	177%	78%
Revenue	1,007,056	901,614	910,441	913,006	926,051	950,419	948,319	1,000,372
Year-over-year growth	8.7%	-5.1%	-4.0%	-8.7%	-0.3%	0.0%	1.9%	11.7%
Constant currency growth	13.8%	0.7%	3.5%	-3.7%	-1.4%	-4.5%	-5.6%	4.3%
Profitability
Adjusted EBIT	139,801	128,702	123,963	119,436	126,128	113,135	107,250	114,228
Adjusted EBIT margin	13.9%	14.3%	13.6%	13.1%	13.6%	11.9%	11.3%	11.4%
Earnings from continuing operations	84,076	85,880	81,591	111,219	82,640	76,678	76,590	79,989
Earnings from continuing operations margin	8.3%	9.5%	9.0%	12.2%	8.9%	8.1%	8.1%	8.0%
Net earnings	84,076	85,880	81,591	111,219	82,640	76,678	77,813	80,074
Net earnings margin	8.3%	9.5%	9.0%	12.2%	8.9%	8.1%	8.2%	8.0%
Basic EPS from continuing operations (in dollars)	0.31	0.30	0.28	0.38	0.27	0.25	0.25	0.26
Diluted EPS from continuing operations	0.30	0.30	0.28	0.37	0.27	0.25	0.25	0.26
Basic EPS (in dollars)	0.31	0.30	0.28	0.38	0.27	0.25	0.25	0.26
Diluted EPS (in dollars)	0.30	0.30	0.28	0.37	0.27	0.25	0.25	0.26
Liquidity
Cash provided by continuing operating activities	158,473	102,750	125,016	166,128	192,450	170,894	187,299	79,601
Days sales outstanding	47	36	35	30	39	41	42	52
Capital structure
Net debt to capitalization ratio	30.6%	0.2%	n/a	n/a	n/a	0.6%	4.0%	9.6%
Return on equity	16.4%	16.1%	15.5%	15.2%	14.2%	14.3%	15.1%	15.4%
Return on invested capital	16.3%	16.9%	16.0%	15.4%	14.0%	13.8%	14.1%	14.1%
Balance sheet
Cash & cash equivalents and short-term investments	141,020	406,475	419,110	346,445	343,427	271,974	186,427	216,034
Total assets	4,607,191	3,813,138	3,872,980	3,785,231	3,899,910	3,988,216	3,938,735	3,985,914
Long-term financial liabilities	1,071,948	324,236	305,409	290,625	302,741	319,647	345,904	436,860
In fiscal 2009, we responded to the tough economic conditions by restructuring our cost base and by continuously pursuing new contract wins, renewals, extensions, and large outsourcing contracts. Our efforts yielded positive results in the latter part of 2009 continuing into fiscal 2010.
In fiscal 2010, despite our Europe segment results, we continue to improve across our key indicators. The fourth quarter results of 2010 incorporate approximately six weeks of Stanley’s operations and the associated acquisition costs. As of September 30, 2010, the integration of the acquired operations of Stanley has been essentially completed.
Quarterly Variances
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.
In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies changes. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The audited, consolidated financial statements for the years ended September 30, 2010, 2009, and 2008 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
Certain comparative figures have been reclassified to conform to the current period’s presentation and have been restated upon the adoption of Section 1602, “Non-Controlling Interests”.
CHANGES IN ACCOUNTING POLICIES
On October 1, 2009, the Company elected to adopt the following Handbook Sections issued by the CICA during the year as they primarily converge with IFRS and U.S. GAAP:
a)	Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interest and contingent consideration. Subsequent changes in fair value of contingent consideration classified as liabilities are recognized in earnings. Acquisition-related and integration costs are also to be expensed as incurred rather than considered as part of the purchase price allocation. In addition, changes in estimates associated with future income tax assets after the measurement period are recognized as income tax expense rather than as a reduction of goodwill, with prospective application to all business combinations regardless of the date of acquisition.

b)	Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability on the consolidated balance sheets. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

c)	In June 2009, the CICA amended Section 3862 “Financial Instruments – Disclosures” to adopt the amendments proposed by the International Accounting Standards Board (“IASB”) to IFRS 7 “Financial Instruments: Disclosures”. The amendments were made to enhance disclosure requirements about the liquidity risk and fair value measurement of financial instruments. The amendments are effective for annual financial statements relating to fiscal years ending after September 30, 2009, and comparative information is not required in the first year of adoption. The Company adopted these amendments in fiscal 2010. The adoption of these amendments had no impact on the consolidated financial statements. The new disclosures are included in Note 26 of the consolidated financial statements.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in Note 2 to the September 30, 2010 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.
An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Consolidated statements of earnings
	Consolidated		Costs of services,
	balance		selling and	Amortization	Income
Areas impacted by estimates	sheets	Revenue	administrative	/Impairment	taxes
Purchase accounting and goodwill	X			X
Income taxes	X				X
Contingencies and other liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X [1]	X
Stock-based compensation	X		X
Investment tax credits and government programs	X		X
Impairment of long-lived assets and goodwill	X			X

[1]	Accounts receivable, work in progress and deferred revenue.
Purchase accounting and goodwill
The Company accounts for its business combinations using the purchase method of accounting. Under this method, estimates we made to determine the fair values of asset and liabilities acquired, include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing capital assets. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. The Company allocates the purchase consideration to tangible and intangible assets assumed based on estimated fair values at the date of acquisition with the excess of the purchase price amount being allocated to goodwill.
When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows, future income producing capabilities and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book value and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.
Contingencies and other liabilities
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.
Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.
Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises which the Company vacated. The costs of closure of facilities are estimated at the decision date. Key assumptions include the discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments is determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises is determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring programs.
Revenue recognition
The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.
Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.
Stock-based compensation
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.
Investment tax credits and government programs
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.
Impairment of long-lived assets and goodwill
The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.
FUTURE ACCOUNTING CHANGES
EIC 175
In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence (“VSOE”) or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted. Effective October 1, 2010, the Company will early adopt this new EIC, on a prospective basis. The effects on future periods will depend on the nature and significance of the future customer contracts subject to this EIC.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011. Financial reporting under IFRS differs from current GAAP in a number of respects, some of which are significant. IFRS on the date of adoption may also differ from current IFRS due to new standards that are expected to be issued before the changeover date.
We describe below our IFRS changeover plan, key deliverables and their status, and the significant known impacts on our financial reporting. This is provided to allow readers to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. We will continue to monitor and adjust for any movements in the standards made to ensure the reader is kept abreast of such developments.
In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan consisting of four phases: 1) diagnostic, 2) detailed impact assessment, 3) design and 4) implementation. We have completed the diagnostic phase which involved a high-level review of the differences between current GAAP and IFRS, as well as a review of the alternatives available on adoption. These differences were prioritized along with our initial assessment of impacts on our financial statements, business processes and/or IT systems in order to determine the scope of the project.
The second phase of our plan started in February 2009 and was completed in July 2010. This phase encompassed a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables from this phase included documentation of the rationale supporting initial accounting policy choices, new disclosure requirements, authoritative literature supporting these choices and the quantification of any impacts. As the implications of the transition and conversion were identified, the impacts on the other key elements of our conversion plan were also assessed. These key elements included: information technology changes, education and training requirements, impacts on business activities, and lastly any changes to ensure the integrity of internal control over financial reporting and disclosure controls and procedures.
The remaining two phases, design and implementation, are being conducted jointly up until the changeover date. The deliverables include: i) the adjusting or redesigning of appropriate systems and business processes; ii) the updating and development of any accounting policies, disclosure controls and procedures, and internal controls over financial reporting; as well as iii) the preparation of our opening balance sheet and the parallel run of our comparative year financial statements with Canadian GAAP. Education and training will continue especially in those areas that will have the most significant impact on our operations. In addition, the working team will continue to monitor the development of any new accounting standards and their impact on the choices and exemptions made by the Company to date. Working jointly with our external auditors, we will also be conducting an assurance engagement addressing our opening financial position upon conversion.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
We have a dedicated project manager, a detailed project plan and a progress reporting mechanism in place to support and communicate the evolution of the changeover plan. In addition to the working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets weekly, while the Steering Committee meets monthly, and quarterly updates are provided to the Audit and Risk Management Committee.
In order to establish IFRS financial reporting expertise at all levels, our Company has established a training plan. Beyond the technical training for the key finance working team, we have been delivering training to other finance and operational personnel throughout the current phase. Our strategy has been to gather and retain the expertise “in-house” as much as possible supplementing with external resources as necessary. On a quarterly basis, our Audit and Risk Management Committee members also gather the necessary knowledge through training topics at each meeting. We will provide our Board of Directors with a briefing in November 2010.
The Company has completed its assessment of the following standards which are outlined below. Please note that the information to follow is a high level summary only of the impacts. In addition, at this time, we cannot reliably quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures. Such information will be provided as we move towards the changeover date.
IFRS 1 requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of the Company’s first IFRS reporting period and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain exceptions and exemptions are available. We are currently completing the assessment of these exceptions and exemptions and information will be provided as we move towards the changeover date.
Property Plant and Equipment
We have assessed IFRS against our current GAAP and at this time we do not see a major impact to our financial statements outside of additional disclosure. We do not expect any modifications to the groupings of our major assets. Management will continue to use historical cost as its measurement basis and in addition, indicators of impairment will be assessed at transition date and annually thereafter if there are triggering events.
Leases
We do not see a material impact to our financial statements outside of enhanced disclosure. Unlike GAAP today, when classifying capital leases (or “finance leases”) under IFRS, more judgement is applied due to the lack of quantitative thresholds. IFRS includes additional qualitative indicators that assist in determining lease classification. After our review during the detailed assessment phase, we concluded that we had no classification issues. In addition, the Company is signing fewer operating leases under current GAAP. When quantifying the value of a finance lease, IFRS requires the use of the interest rate implicit in the lease. This differs from current GAAP in that the rate to use is the lower of the incremental borrowing rate and the implicit rate. Any adjustment to our opening balance sheet on transition is expected to be immaterial. An IFRS exposure draft on leases was issued in August 2010, which if adopted, would result in all leases being recognized on the balance sheet.
Financial Instruments
We do not foresee any material impact in terms of accounting and disclosure. There are certain differences between current GAAP and IFRS standards relating to the definitions and the classification criteria for financial assets and liabilities, but these slight differences do not impact our current classification under current GAAP. Designated hedging relationships qualifying for hedge accounting under current GAAP are also qualifying under IFRS; however, the hedging documentation has been adjusted at the transition date in order to comply with the IFRS requirements upon transition.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Consolidation
We do not expect any material impact to our financial statements. Uniform accounting policies and reporting periods are applied throughout the Company under current GAAP. Under IFRS, minority interest is initially recognised at fair value as opposed to carrying value under current GAAP. However, it should not lead to material differences as we just have one non-controlling interest. The impact will be quantified in the current phase. As noted above, we elected for the early adoption of Sections 1601 and 1602 of the CICA Handbook which are similar to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised).
Foreign Exchange
We do not foresee any material differences to our financial statements. Functional currencies have been reassessed for each entity of CGI and translation concepts have been reviewed with no adjustments expected. IFRS 1 allows a first-time adopter on its day of transition to record its foreign currency translation adjustment (“CTA”) from all its foreign operations to retained earnings and reset the CTA balance to nil. At this time, we have elected to exercise this option.
Provisions
IFRS requires a provision to be recognized when it is probable (more likely than not) that an outflow of resources will be required to settle the obligation. We are expecting some impact in terms of the discount rate to be used to measure long-term liabilities, but it is not expected to be material to the Company. The Company will need to enhance its disclosure of provisions based on its assessment of classes. Even if the thresholds for the recognition and measurement criteria have been lowered under IFRS, we are not expecting to have a material impact in our financial statements.
Business Combinations
We elected for the early adoption of Section 1582 of the CICA Handbook on October 1, 2009. This standard is similar to the corresponding provisions of IFRS 3 (Revised). The Company can choose not to apply IFRS 3 (Revised) retrospectively at the date of changeover or else apply it at an earlier date of its choosing. CGI has decided to apply IFRS 3 (Revised) as of the date of transition and therefore, no impact is expected.
Intangibles
IAS 38 is similar to CICA Handbook Section 3064 which was adopted by the Company during fiscal 2009. There is one difference pertaining to internal labour capitalization rates that is currently being assessed, which may require the Company to increase its value of intangibles upon conversion to IFRS. At this stage, its value is not expected to be material to the Company.
Impairments
Impairments of assets other than for goodwill and indefinite-life intangibles are addressed under IAS 36 and may have an impact to the Company. As opposed to current GAAP, impairments are conducted in one step using discount rates that are asset specific. In addition, when profiling future cash flows of an asset, there are certain limitations in what can be included. With the more restrictive guidance under IFRS, there is a higher probability of asset impairment. However, there are also provisions under IFRS for the subsequent reversal of these impairment charges if circumstances change such that the previously determined impairment is reduced or eliminated.
Employee Benefits
CGI maintains a post-employment benefits plan to cover certain former retired employees associated with a business previously divested by the Company. Upon conversion to IFRS, the Company will account for any actuarial gains or losses directly in equity. This amount is expected to be immaterial. Also, due to the immateriality of this plan, we do not expect any significant changes to our disclosure. Under IFRS, termination benefits are recognized when the entity is committed, without realistic possibility of withdrawal, which generally requires a detailed plan and formal communication.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Share-based Payments
With respect to compensation costs for stock options, IFRS requires the use of the graded vesting method for grants with vesting periods greater than one year. Currently, CGI accounts for the costs under the straight-line method for Canadian GAAP but reconciles to the graded vesting method for US GAAP purposes. CGI will need to retroactively apply IFRS to any unvested grant options on transition. As with other sections, we will also expand our disclosure to meet IFRS standards.
Income Taxes
With respect to income taxes under IAS 12, deferred tax assets or liabilities cannot be recognized on acquisition of net assets that are not business combinations. Upon conversion, CGI will adjust its accounts accordingly and the impact will not have a significant effect on its balance sheet. Processes and procedures will need to be amended to address the additional disclosure requirements under IFRS, especially as it pertains to the continuity schedule for deferred tax assets and liabilities.
Government Grants
No accounting impact is expected under IFRS for government grants as IAS 20 permits the same accounting treatment as current GAAP. In addition, the Company will not have any additional disclosure requirements.
Borrowing Costs
IAS 23 requires the Company to capitalize borrowing costs on certain qualifying assets. CGI is evaluating this impact focusing on any assets that will take more than one year to build or develop. Amounts capitalized will be amortized over the estimated useful life of the corresponding asset, similar to current GAAP. At this time, upon IFRS conversion, we are not expecting to have a material impact to our financial statements at the transition date.
Presentation
The presentation section is addressed through many International Accounting Standards most of which do not have significant differences from current GAAP. Certainly as outlined in all sections, there will be additional disclosure required in the notes to the financial statements. In certain cases, there will be a shift of information between the notes and the face of the financial statements. Under IFRS, it will mandatory for CGI to present a separate Statement of Equity whereas the Statement of Retained Earnings will be discontinued.
With respect to our reportable segment disclosure under IFRS 8, we do not see any differences from our current presentation.
Joint Ventures
Currently under IAS 31, companies are allowed to account for any joint venture interest under either the proportionate consolidation or equity method. CGI currently accounts for its investment in Innovapost under the proportionate consolidation method and will not change upon conversion to IFRS. There is an exposure draft which proposes to only allow for interests under the equity method, however, we are not expecting the new standard to be effective before CGI’s changeover date.
Revenue Recognition
The revenue recognition area under IAS 11 and IAS 18 is generic in nature and is not as specific as many standards in use today. Over the past few months, the Company has been reviewing guidance from the standard setting authorities as well as accounting firms’ interpretations in order to develop its proposed treatment based on current IFRS standards. The following provides a high level summary of the impacts upon conversion to IFRS using standards in place today. In all cases, the impact on our opening balance sheet is under evaluation.
Under IFRS, if an arrangement involves the provision of separately identifiable components, the total arrangement value is allocated to each component based on their fair value. This stand-alone selling price method will maximize the use of observable inputs but also permits the use of estimation methods such as third party evidence and best estimate of selling
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
price. The residual method will no longer be an appropriate method. Current GAAP, such as arrangements accounted in accordance with Accounting Standards Codification (“ASC”) 985-605 Software and ASC 605-25 Multiple Elements Arrangement requires the allocation of the consideration to each deliverable based on their relative fair value (i.e., VSOE or third party evidence in the case of multiple elements arrangements accounted under ASC 605-25) or the residual method when there is VSOE for all undelivered elements. On transition, any deferred revenue created because VSOE could not be supported or any difference in the allocation method will be reversed to retained earnings.
Currently, under ASC 985-605, software arrangements for the sale of software license with other services (i.e., customization or installation) are bundled as a single deliverable for revenue recognition when the services are essential to the functionality of the software license. Under IFRS, the standard permits the recognition of the software license separately from the other services if it meets the criteria of a separately identifiable component, and if the customer obtains control of the license.
Under IFRS, revenue from arrangements with extended payment terms could be recognized when the services are rendered and it is probable that the economic benefits associated with the transition will flow to the entity. Under current GAAP, the criteria are more restrictive and often revenue needs to be recognized on a cash basis. Fair value of revenue under IFRS will consider the time value of money, and therefore, the revenue will consist of a portion of interest and the fair value of the services or goods.
Under IFRS, an implicit financing transaction exists when the timing of payments differs from the delivery of goods and the rendering of services. In these cases, the Company will consider the effects of the time value of money on the total transaction amount for the financing portion of the arrangement.
Current GAAP requires revenue for long-term contracts under fixed-fee arrangements such as outsourcing and BPS arrangements to be recognized on a straight-line basis over the term of the arrangement, unless there is a better measure of performance or delivery. Under IFRS, revenue for those types of arrangement will be recognized as services are provided to the client, and therefore recognized based on contractual prices within an acceptable threshold based on demonstrated fair values. During the design phase, the working team will establish the appropriate procedures and policies.
Currently, under GAAP, revenue is limited to the amount not contingent. Under IFRS, revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity.
Recently, a joint exposure draft was issued by the International Accounting Standards Board and Financial Accounting Standards Board on revenue recognition and is open for comment until the fall of 2010. It is not expected to be the standard when CGI reports its first financial statements under IFRS; however, the working team is currently reviewing this document in relation to decisions recently made in this area.
Information Technology and Data Systems
To date, the Company did not identify any material system impact as we convert to IFRS. Development and testing of a dual-recordkeeping process is complete and dual-recordkeeping will commence with our first quarter of fiscal 2011.
Internal Controls over Financial Reporting
The Company has concluded that internal controls applicable to our reporting processes under current GAAP are fundamentally the same as those required in our IFRS reporting environment. During fiscal 2011, special attention will be given to the effectiveness of controls during our transition year.
Disclosure Controls and Procedures
During the current phase, the Company will be designing appropriate procedures and controls to ensure additional information can be gathered and reported upon. As communicated earlier, our financial statement note disclosures will be expanded. The working team is also producing a draft of our first set of interim financial statements under IFRS.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Documentation will be amended in all areas including accounting policies, hedging documentation, and processes will be developed for the production and communication of asset or liability specific discount rates for all stakeholders.
Business Processes
Over the past few months, training has been targeted to operations especially as it pertains to revenue recognition, provisions and asset impairments. In addition, we continue to provide guidance to those involved in client contracts to ensure they are aware of potential impacts once we convert to IFRS.
We are currently assessing the implications of IFRS to our debt covenants but do not expect any impacts that would cause debt covenants to be breached.
During the current phase, processes will be developed to prepare budgets and strategic plans under IFRS for fiscal 2012. In addition, we will be assessing impacts on the Company’s incentive programs.
RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
Risks Related to the Market
Economic risk – The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.
Risks Related to our Industry
The competition for contracts – CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.
The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.
The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others – Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.
Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
Risks Related to our Business
Business mix variations – The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations – We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Credit risk with respect to accounts receivable – In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.
Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.
Risks related to teaming agreements and subcontracts – We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.
Our partners’ ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates – In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk – We derive a substantial portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected.
Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk — Our business with the US federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Information and infrastructure risks – Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.
Risk of harm to our reputation – CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.
Risks associated with acquisitions – A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.
Risks associated with the integration of new operations – The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
Liquidity and funding risks – The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
INTEGRITY OF DISCLOSURE
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.
CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.
The Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2010. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost, a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the year ended September 30, 2010. Please refer to page 29 of this MD&A for supplementary financial information about Innovapost.
CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2010
In addition, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Stanley which was acquired six weeks prior to CGI’s fiscal year-end. Our assessment is limited to the internal controls over the inclusion of its financial position and results in our consolidated financial statements. Stanley’s operations represented approximately 3% of the Company’s consolidated revenues for the year ended September 30, 2010, and assets associated with Stanley’s operations (including intangible assets and goodwill) represent approximately 28% of the Company’s consolidated total assets, as at September 30, 2010. The exclusion is due to the short time frame between the consummation date of the acquisition and the date of management’s assessment.
LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.
CGI GROUP INC.